Exhibit 3.1.11

CERTIFICATE OF AMENDMENT OF

THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

GENPREX, INC.

Genprex, Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

A. The name of the corporation is Genprex, Inc. The corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on April 1, 2009, and was amended and restated on July 15, 2009 and November 18, 2009, was amended on September 6, 2011, and amended and restated on December 13, 2013 (as so amended and restated to date, the “Amended and Restated Certificate”).

B. This Certificate of Amendment was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”), and has been duly approved by the written consent of the stockholders of the corporation in accordance with Section 228 of the DGCL.

C. Article IV Section A of the Amended and Restated Certificate is hereby amended and restated in its entirety to read as follows:

“A. Authorization of Stock. The total number of shares of all classes of capital stock which the corporation shall have the authority for issue is two hundred five million five hundred thousand (205,500,000) divided into (i) two hundred one million (201,000,000) shares of common stock, par value $0.001 per share (“Common Stock”), divided into (A) two hundred million (200,000,000) shares of Voting Common Stock (the “Voting Common Stock”) and (B) one million (1,000,000) shares of Non-Voting Common Stock (the “Non-Voting Common Stock”), and (ii) four million five hundred thousand (4,500,000) shares of preferred stock (“Preferred Stock”), par value $0.001 per share, of which two million (2,000,000) shares have been designated as Series A Preferred Stock (the “Series A Preferred Stock”), two hundred seven thousand nine hundred seventeen (207,917) shares have been designated as Series B Preferred Stock, seventy-three thousand four hundred fifty-two (73,452) shares have been designated as Series C Preferred Stock, one thousand four hundred forty-three (1,443) shares have been designated as Series D Preferred Stock, two thousand eight hundred eighty-six (2,886) shares have been designated as Series E Preferred Stock, four thousand eight (4,008) shares have been designated as Series F Preferred Stock, and one hundred sixteen thousand six hundred fifteen (116,615) shares have been designated as Series G Preferred Stock.

Effective immediately following the Non-Voting Common Stock Automatic Conversion (as defined in Article IV, Section B.4 of the Amended and Restated Certificate, as amended by this Certificate of Amendment), each share of the corporation’s Voting Common Stock (the “Prior Voting Common Stock”) shall be split up and converted into 6.6841954 validly issued, fully paid and non-assessable shares of the corporation’s Voting Common Stock (the “Forward Stock Split”). Such split and conversion shall be on a certificate-by-certificate basis, with all resulting shares of Voting Common Stock rounded down to the nearest whole share of Voting

Common Stock. Any holder of Voting Common Stock who would have received a fraction of a share of Voting Common Stock as a result of the Forward Stock Split shall receive, in lieu of the issuance of any fractional share of Voting Common Stock, a sum in cash equal to the product obtained by multiplying such fraction of a share of Voting Common Stock by an amount equal to the price per share of the shares of Common Stock issued in the Qualified Public Offering. Following the Forward Stock Split, (i) each stock certificate representing shares of Prior Voting Common Stock shall represent the number of shares of the corporation’s Voting Common Stock into which the shares of Prior Voting Common Stock previously represented by such stock certificate had been converted; and (ii) each person holding of record a stock certificate or certificates that represented shares of Prior Voting Common Stock shall receive, upon surrender of such certificate or certificates, a new certificate or certificates evidencing and representing the number of shares of the corporation’s Voting Common Stock to which such person was entitled as a result of the Forward Stock Split.”

D. Article IV, Section B.4 of the Amended and Restated Certificate is hereby amended and restated in its entirety to read as follows:

“4. Automatic Conversion of Non-Voting Common Stock. Each share of Non-Voting Common Stock shall automatically be converted into one (1) share of Voting Common Stock immediately preceding the closing of the corporation’s initial sale of its Common Stock in a public offering pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended, the public offering price of which is not less than $4.00 per share (after giving effect to the Forward Stock Split) and $12,500,000 in the aggregate (such public offering, a “Qualified Public Offering”) (such conversion, the “Non-Voting Common Stock Automatic Conversion”).”

IN WITNESS WHEREOF, the corporation has caused this Certificate of Amendment to be signed by the duly authorized officer below on                                          , 2017.

GENPREX, INC.

By:
Name:	Rodney Varner
Title:	President and Chief Executive Officer